REITLER
BROWN &                                             800 Third Avenue, 21st Floor
ROSENBLATT LLC                                           New York, NY 10022-7604
--------------------                                          Tel (212) 209-3050
ATTORNEYS AT LAW                                              Fax (212) 371-5500


                                 October 2, 2006


Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:      MIDNIGHT HOLDINGS GROUP, INC.
         FILE NO. 033-22142
         FORM 8-K FILED ON SEPTEMBER 20, 2006

Ladies and gentlemen:

         On behalf of our client, Midnight Holdings Group, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the "EXCHANGE ACT"), by means of the Electronic Data Gathering, Analysis, and Retrieval system, Amendment No. 1 to the Form 8-K originally filed on September 20, 2006 (File No. 033-22142) (the "FORM 8-K"), together with certain exhibits thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Form 8-K.

         We are in receipt of the letter, dated September 21 2006 (the "COMMENT LETTER"), from Effie Simpson, Staff Accountant of the Securities and Exchange Commission (the "COMMISSION"), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

COMMENT NUMBER       RESPONSE
--------------       --------

1. The Company has revised the disclosure to state the during the two most recent fiscal years as well as any subsequent interim period through the date of resignation, Malone & Bailey, the former auditors ("Malone & Bailey") has not had any disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the

COMMENT NUMBER       RESPONSE
--------------       --------

                     satisfaction of Malone & Bailey would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

2. The Company has obtained and filed an updated Exhibit 16.1 letter from Malone & Bailey.

3                    The Company takes notice of the Comment Number 3.

         Please contact the undersigned at (212) 209-3060 if we may be of assistance.

                                        Sincerely,

                                        /s/ Robert Steven Brown

                                        Robert Steven Brown

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